ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
February 24, 2026

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Ms. Vroman-Lee:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on February 20, 2026 with respect to the Trust’s Post-Effective Amendment No. 19 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 20 under the Investment Company Act of 1940, as amended (the “1940 Act”), on December 16, 2025 (the “Amendment”), and the Trust’s response to the Staff’s prior comments on the Amendment, which was filed via EDGAR correspondence on February 18, 2026 (the “February 18 Letter”). The Amendment was filed for the purpose of adding one new series: Aristotle Pacific EXclusive Fund Series C (the “Fund”). For your convenience, the Staff’s comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1:
With regard to the Trust’s response to Comment 2 in the February 18 Letter, disclosure of other SEC registrants is irrelevant as they may not be in compliance with the federal securities laws. Further, "risk-adjusted" is not addressed in the response. Please disclose in plain English what "risk-adjusted" means as retail investors may not be aware of this term.

Response 1:
The Trust has added the following disclosure to the registration statement, to define what the Fund means by “risk-adjusted return”: “A risk-adjusted return measures an investment’s profit after taking into account the degree of risk that was taken to achieve it.”

Comment 2:
All references to an intention to rely on exemptive relief not yet granted should be accompanied with further disclosure explaining that the Commission has not granted such relief and there is no assurance that such relief will be granted. Please include this disclosure.

Response 2:
The Trust has added the following disclosure to the registration statement:
“Manager-of-Managers Arrangement
Section 15(a) of the 1940 Act requires that all contracts pursuant to which persons serve as investment advisers to investment companies be approved by shareholders. This requirement also applies to the appointment of sub-advisers to the Fund. The Trust and the Adviser may in the future apply for exemptive relief from the SEC (the “Order”), which will permit the Adviser, on behalf of the Fund and subject to the approval of the Board, including a majority of the independent members of the Board, to hire, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers and affiliated sub-advisers, including sub-advisers that are wholly owned subsidiaries (as defined in the 1940 Act) of the Adviser or its parent company and sub-advisers that are partially owned by, or otherwise affiliated with, the Adviser or its parent company (the “Manager-of-Managers Structure”). The Adviser has the ultimate responsibility for overseeing the Fund’s sub-advisers and recommending their hiring, termination and replacement, subject to oversight by the Board. While there can be no assurance the Order will be granted, if granted it will also provide relief from certain disclosure obligations with regard to sub-advisory fees. With this relief, the Fund may elect to disclose the aggregate fees payable to the Adviser and wholly owned sub-advisers and the aggregate fees payable to unaffiliated sub-advisers and sub-advisers affiliated with Adviser or its parent company, other than wholly owned sub-advisers. The Order will be subject to various conditions, including that the Fund will notify shareholders and provide them with certain information required by the exemptive order within 90 days of hiring a new sub-adviser. The Fund may also rely on any other current or future laws, rules or regulatory guidance from the SEC or its staff applicable to the Manager-of-Managers Structure. The sole initial shareholder of the Fund has approved the operation of the Fund under a Manager-of-Managers Structure with respect to any affiliated or unaffiliated sub-adviser, including in the manner that is permitted by the Order.
The Manager-of-Managers Structure will enable the Trust to operate with greater efficiency by not incurring the expense and delays associated with obtaining shareholder approvals for matters relating to sub-advisers or sub-advisory agreements. Operation of the Fund under the Manager-of-Managers Structure will not permit management fees paid by the Fund to the Adviser to be increased without shareholder approval. Shareholders will be notified of any changes made to the sub-advisers or material changes to sub-advisory agreements within 90 days of the change. The SEC has not yet granted the Order and there is no assurance that the Order will be granted.
The Adviser and its affiliates may have other relationships, including significant financial relationships, with current or potential sub-advisers or their affiliates, which may create a conflict of interest. However, in making recommendations to the Board to appoint or to change a sub-adviser, or to change the terms of a sub-advisory agreement, the Adviser considers the sub-adviser’s investment process, risk management, and historical performance, with the goal of retaining sub-advisers for the Fund that the Adviser believes are skilled and can deliver appropriate risk-adjusted returns over a full market cycle. The Adviser does not consider any other relationship it or its affiliates may have with a sub-adviser or its affiliates, and the Adviser discloses to the Board the nature of any material relationships it has with a sub-adviser or its affiliates when making recommendations to the Board to appoint or to change a sub-adviser, or to change the terms of a sub-advisory agreement.”

We believe that this submission fully responds to your comments. If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:     J.G. Lallande, Esq.
    Carl Gee, Esq.
    Rachael Schwartz, Esq.